FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 16, 2008

Item 3: News Release:

A news release dated and issued on January 16, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital and Stillwater Mining Finalize Option Agreement on the Goodnews Bay Platinum Project

Item 5: Full Description of Material Change:

January 16, 2008, Vancouver, BC – Pacific North West Capital (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) – Further to the Pacific North West Capital’s February 26, 2007 press release, PFN is pleased to announce that it has finalized the Option / Joint Venture Agreement on the Goodnews Bay Platinum Project (GBPP) with Stillwater Mining Company (Stillwater) (NYSE: SWC).

Under the terms of the Option Agreement, by spending $4 million Stillwater is entitled to earn a 50% interest in GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

A $1,000,000 exploration budget has been approved for 2008 with the objective to drill one or more established targets and to define additional new platinum mineralization.

The GBPP agreement was subject to approval by Calista Corporation which provided its approval in December 2007. Calista Corporation is the second largest landowner of 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA). Calista Corporation’s land entitlements exceed 6.5 million acres in Southwest Alaska and contain several significant mineral occurrences, including Goodnews Bay (platinum) and Donlin Creek gold project (14.8 million ounces Measured and Indicated and 13.6 million ounces Inferred). For more information about Calista visit their website www.calistacorp.com.

PFN and Stillwater are currently engaged in two distinct platinum group metal (PGM) projects in Alaska; the first involves advanced exploration at the Goodnews Bay Platinum Project.

Goodnews Bay Platinum Project

PFN and Stillwater are exploring the Goodnews Bay Platinum Project where numerous rock, shallow soil and deep auger overburden samples have been taken in the Red Mountain and Susie Mountain target areas. This sampling program was completed in 2006 and 2007 and resulted in definition of drilling targets at both Red Mountain and Susie Mountain.

Stillwater Mining Company – Strategic Shareholder

On November 17, 2006, Stillwater acquired approximately 11% interest in PFN by completing a $2 million private placement. In 2007, Stillwater has participated in two additional private placements and currently holds approximately 10% of Pacific North West Capital Corp.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 16th day of January 2008.